Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest

Eagle Bancorp, Inc. — Registrant	Maryland
EagleBank	Maryland	100%
Eagle Insurance Services, LLC	Maryland	100%
Fidelity & Trust Mortgage, Inc.	Maryland	100%
Bethesda Leasing, LLC (1)	Maryland	100%
Eagle Commercial Ventures, LLC	Maryland	100%

(1)          Subsequent to June 30, 2011, all ownership interests in this company were contributed to Eagle Bank.